Exhibit No. 99.1



September 19, 2012 09:00 ET

Xun Energy Acquires 30 Oil Well Locations

PORTLAND, OR--(Marketwire - Sep 19, 2012) - Xun Energy, Inc. ("XNRG") (OTCQB: XNRG) announces the acquisition of 30 oil well locations in Venango County, Pennsylvania from Vencedor Energy Partners (Assignor) on August 31, 2012. XNRG paid $585,000 in the form of 11,700,000 shares (Shares) of common stock of the Company for the rights which allows XNRG to drill 30 oil wells on 3 leaseholds on 611 acres.

XNRG will have 100% working interest in the wells with 82.5% Net Revenue Interest (NRI) on the Rice and Lalley leaseholds and 80.0% NRI on the Corse leasehold. The leaseholds are producing from the Venango first, Red Valley I, Red Valley II and Venango Second geologic formations typically found around 800' to 1200'. These shallow wells will cost $167,000 per well on a turnkey basis. Average production from existing wells on these leaseholds have ranged from 3,000 to 5,000 barrels of oil over a 10 year period with an average of 1,500 barrels of oil per well in the first year. The Company, after it completes its 30 well program, has an option to drill 15 more wells with NRI's of 80.0% to 82.5%.

The Company plans to drill before the end of November 2012 and hopes to complete all 30 wells within the first 10 months of 2013, subject to securing the financing for drilling the wells. If XNRG does not begin drilling the first well before November 31, 2012, or commence drilling 3 more wells before January 31, 2012, then XNRG will forfeit its rights and the acquisition shall terminate and unwind with the Assignor returning the Shares to XNRG.

"We are excited to acquire these low risk oil locations that are within producing leaseholds," commented Jerry G. Mikolajczyk, President of the Company. He further commented. "Our Initial Production (IP) is expected to be an average of 25 Barrels Oil Per Day (BOPD) per well during the first month and settling to 1 to 2 BOPD within 120 days for many years thereafter. The IP allows the Company to recapture the majority of its capital cost within the first few months of production. This will give XNRG a high return in a short time frame. These are shallow wells that can start producing oil within 30 days of spotting the rig."

About XNRG

Xun Energy, Inc. is an operating company with limited assets. The Company's prospects will be subject to securing financing and the success of the drilling program.

This Press Release contains forward-looking information within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and is subject to the Safe Harbor created by those sections, and contains statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995 and any amendments thereto. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. In particular, there is no assurance that production or other factors pertaining to the oil operations will be sustained at the expected rates or levels over time. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information.

Contact Information - Contact: Peter Matousek, VP Investor Relations, 1-775-200-0505, email: Email Contact